SECURITIES AND EXCHANGE COMMISSION

                 Washington, D. C.  20549


                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934



                INSTRUMENT SYSTEMS COPORATION
                     (Name of Issuer)

               Second Preferred Stock, Series 1
              (Title of Class of Securities)

                        457 794 20 4
                      (CUSIP Number)

                               with a copy to:
Lauren Rose                    George J. Mazin, Esq.
Taft Securities                Lowenstein, Sandler, Kohl,
225 West Washington              Fisher & Boylan
Suite 2135                     65 Livingston Avenue
Chicago, IL  60606             Roseland, New Jersey  07068
                              (201) 992-8700
            (Name, Address and Telephone Number
              of Person Authorized to Receive
                Notices and Communications)

                       July 14, 1992
           (Date of Event which Requires Filing
                    of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




   1)  Names of Reporting Persons (S.S. or
        I.R.S. Identification Nos. of Above
        Persons):

       Taft Securities



   2) Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)              Not

    (b)           Applicable



    3)   SEC Use Only



    4)   Source of Funds (See Instructions):  WC




   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
        2(e):

         Not Applicable



   6)  Citizenship or Place of Organization:

         Illinois







   Number of        7)  Sole Voting Power:         84,500
   Shares Bene-
    ficially        8)  Shared Voting Power:            0
   Owned by
   Each Report-     9)  Sole Dispositive Power:    84,500
    ing Person
   With:           10)  Shared Dispositive Power:       0



   11) Aggregate Amount Beneficially Owned by
        Each Reporting Person:

       84,500



   12) Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See
        Instructions):

         Not Applicable



   13) Percent of Class Represented by Amount in Row
         (11):     5.03%



   14) Type of Reporting Person (See
         Instructions):       BD




ITEM 1.  Security and Issuer.

   The title of the class of equity securities to which this Schedule 13 (the "Schedule") relates is Second Preferred Stock, Series 1 (the
"Stock") of Instrument Systems Corporation (the
"Issuer").

   The name and address of the principal
executive offices of the Issuer are as follows:

       Instrument Systems Corporation
       100 Jericho Quadrangle
       Jericho, NY  11753

ITEM 2.  Identity and Background.

   The reporting person filing this Schedule is Taft Securities, an Illinois general partnership
("Taft"), having a principal place of business at 225 West Washington, Suite 2135, Chicago,
Illinois 60606. Taft is a registered broker dealer with the National Association of Securities Dealers, Inc.


   The general partners of Taft are: Wellington
Partners Limited Partnership, an Illinois limited partnership ("Wellington Partners"), and
Wellington Investors Limited Partnership, an
Illinois limited partnership ("Wellington
Investors"), each having a principal place of business at 225 West Washington, Suite 2135,
Chicago, Illinois 60606.  In addition,
Wellington Investors is the sole general partner of Wellington Partners.

   The sole general partner of Wellington
Investors is Kenneth Griffin, a United States citizen, having a principal place of business at 225 West Washington, Suite 2135, Chicago,
Illinois 60606. Mr. Griffin's principal occupation is acting as the general partner of Wellington Investors.

   Neither Taft, Wellington Partners, Wellington
Investors or Kenneth Griffin has (a) been convicted, during the last 5 years in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) been a party to a civil proceeding of a judicial administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

   The Stock is being purchased with the working capital of Taft.

ITEM 4.  Purpose of Transaction.

   Taft intends to own the Stock for investment purposes only. Taft has no plans which would result in any action listed or similar to those listed in Item 4 of Schedule 13D, except that Taft may acquire or dispose of securities of the Issuer in the ordinary course of its business.

ITEM 5.  Interest in Securities of the Issuer.

   A.  Based upon the information contained in
the Issuer's annual report for the fiscal year ended September 30, 1993, there were issued and outstanding during 1992 1,680,561 shares of Second Preferred Stock, Series 1 of the Issuer.
As of July 14, 1992, Taft owned 84,500 shares of such Stock, representing 5.03% of the shares of the Stock outstanding.

   B. Taft has the sole power to vote or direct a vote, and sole power to dispose or direct the disposition of all of the shares of the Stock described in paragraph A.


   C. During the last 60 days, Taft has entered into the following transactions in the Stock:

                     Type of
Date                 Transaction  Quantity Price

July 13, 1992        Purchase     25,000   $5.9675
July 14, 1992        Purchase      1,000   $5.81
July 14, 1992        Purchase      3,000   $5.935

ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

       Taft has not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.  Material To Be Filed As Exhibits.

       Taft is not required to file any exhibit to this Schedule as described in Item 7 of
Schedule 13D.

                    Signature

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                       January 21, 1994

                       Taft Securities



                       By: /s/ Kenneth Griffin

                         Kenneth Griffin, in
                               his capacity as sole
                               general partner of
                               Wellington Investors
                               Limited Partnership,
                               a general partner of
                               Taft Securities and
                               the sole general
                               partner of Wellington
                               Partners Limited
                               Partnership, the
                               other general partner
                               of Taft Securities

ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).